UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

The Howard Hughes Corporation
(Name of Subject Company)

The Howard Hughes Corporation
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)
44267D107
(CUSIP Number of Class of Securities)
Peter Riley
Senior Executive Vice President, General Counsel & Secretary
The Howard Hughes Corporation
9950 Woodloch Forest Drive, Suite 1100
The Woodlands, Texas 77380
(281) 719-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)
With copies to:
Richard M. Brand
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 504-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
This Amendment No. 1 (this “Amendment”) amends and supplements Items 2, 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by The Howard Hughes Corporation, a Delaware Corporation (“HHC” or the “Company”) with the Securities and Exchange Commission (“SEC”) on October 26, 2022 (together with any amendments and supplements thereto, including this Amendment, the “Schedule 14D-9”). The Schedule 14D-9 relates to a tender offer (the “Offer”) by Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, each a “Purchaser” or the “Purchasers”) to purchase up to 6,340,000 shares of the issued and outstanding common stock, par value $0.01 per share, of the Company at an offer price of $61.00 — $70.00 per share in a modified Dutch tender offer (such range, as amended from time to time by the Purchaser in the Offer, being the “Offer Price Range”) upon the terms and conditions set forth in the Offer to Purchase, as originally filed under cover of Schedule TO by the Purchasers with the SEC on October 14, 2022 and as amended on November 14, 2022. Pursuant to the Schedule TO amendment, the Purchasers (i) increased the Offer Price Range from $52.25 – $60.00 to $61.00 – $70.00, and (ii) extended the expiration date of the Offer from November 10, 2022 to November 28, 2022.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.
Item 2.
Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and the first two paragraphs under the heading “Tender Offer” are restated as follows:
This Schedule 14D-9 relates to the tender offer (the “Offer”) by Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, each a “Purchaser” or the “Purchasers”), to purchase up to 6,340,000 Shares of the issued and outstanding Shares owned by stockholders of the Company (each a “Stockholder” and, collectively, the “Stockholders”) at an offer price of $61.00 — $70.00 per Share in a modified Dutch tender offer (such range, as amended from time to time by the Purchaser in the Offer, being the “Offer Price Range”), in cash, minus any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 14, 2022 and amended on November 14, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is more fully described in a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), which was filed by Purchasers with the Securities and Exchange Commission (the “SEC”) on October 14, 2022 and amended on November 14, 2022.
Purchasers commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on October 14, 2022. Subject to the terms and conditions of the Offer to Purchase and Letter of Transmittal, the Offer is scheduled to expire at 12:00 midnight, New York City Time, on November 28, 2022 (one minute following 11:59 p.m., New York City Time, on November 28, 2022) (the date and time at which the Offer expires by its terms, as it may be extended in accordance with the Offer to Purchase, the “Offer Expiration Time”). Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) (as more fully described in Section 6 — “Conditions of the Offer” in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule 14D-9) and provided that the Offer has not been terminated, Purchasers will accept for payment and promptly pay for all Shares validly tendered prior to the Offer Expiration Time and not properly withdrawn.

Item 4.
The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and the third paragraph under the heading “(a) Solicitation Recommendation — No Opinion/Remaining Neutral Toward the Offer” is restated as follows:
The Board has determined that a Stockholder’s decision as to whether or not to tender its HHC Shares in the Offer and, if so, how many Shares to tender, is a personal investment decision based upon such individual Stockholder’s particular circumstances. The Board has also considered that acceptance of the Offer would permit a Stockholder to realize a premium of 11.2% to 27.6% based on the minimum offer price of $61.00, the maximum offer price of $70.00 and the closing price of the HHC Shares, $54.87, as reported on the New York Stock Exchange (“NYSE”) on October 13, 2022, the last full trading day before Purchasers announced their intent to commence the Offer, whereas a decision not to tender in the Offer would permit Stockholders who believe that the Company’s Shares have a greater intrinsic value to realize greater long-term value of their HHC Shares, if their view of the greater intrinsic value of the Company’s Shares is recognized in the trading market.
The bullet point captioned “Offer Price Range May Represent a Premium to Pre-Announcement Trading Price” under the heading “(b) Reasons for the Board’s Position” is restated as follows:
•
Offer Price Range Represents a Premium to Pre-Announcement Trading Price.   The Board reviewed the historical market prices and trading information with respect to the HHC Shares, including the fact that the Offer Price Range represents a premium of 11.2% to 27.6% based on the minimum offer price of $61.00, the maximum offer price of $70.00 and the closing price of the HHC Shares, $54.87, as reported on the New York Stock Exchange (“NYSE”) on October 13, 2022, the last full trading day before Purchasers announced their intent to commence the Offer. Stockholders should review the information regarding the HHC Shares price performance set forth in the Offer to Purchase under “Price Range of Common Shares” and should also obtain a current market quotation for the HHC Shares.

The bullet point captioned “Offer Price Range May Represent a Discount to Pre-Announcement Trading Price” under the heading “(b) Reasons for the Board’s Position” is hereby deleted in its entirety.
Item 8.
Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and the third paragraph under the heading “Anti-Takeover Statutes” is restated as follows:
Under the terms of the Offer, the Purchasers will own approximately 40% of outstanding voting shares. In case for any reason the number of Common Shares outstanding immediately prior to the time at which the Purchasers accept the tendered Common Shares for payment has declined by an amount sufficient so that Pershing Square and its affiliates (after purchasing Common Shares in the Offer) would be over the 40% threshold for which they have a waiver under Section 203 of the DGCL, the Board of the Company has granted Pershing Square and its affiliates a waiver that covers any Common Shares purchased pursuant to the Offer provided that the Purchasers do not amend the offer to increase the number of shares sought in such Offer.
The first bullet point in the third paragraph under the heading “Golden Parachute Compensation” is restated as follows:
•
the Offer closed on November 14, 2022, the latest practicable date prior to the filing of this Schedule 14D-9;

Item 9.
Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:
Exhibit No.	Description
(a)(1)(E)	Schedule TO/A filed by the Purchasers with the SEC on November 14, 2022, incorporated by reference herein
(a)(5)	Press Release, dated November 11, 2022 (incorporated by reference to Exhibit (a)(5)(ii) to the Schedule TO/A of Purchaser filed with the SEC on November 14, 2022)

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE HOWARD HUGHES CORPORATION
By:	/s/ Peter Riley
	Name:	Peter Riley
	Title:	Senior Executive Vice President, Secretary and General Counsel
Date: November 15, 2022